

August 23, 2013

Via E-mail
Michael M. Garland
President and Chief Executive Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group Inc.**
> **Registration Statement on Form S-1**
> **Filed August 9, 2013**
> **File No. 333-190538**

Dear Mr. Garland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Summary

Our Business, page 1

1. We note your prominent discussion and disclosure of the "run-rate" within your Business Summary on pages 1 and 2, which appears to be your hypothetical forecast if all 8 projects were assumed to be operational for the full year 2014. We understand that some projects will not be fully operational by January 1, 2014. Item 10(b) of Regulation S-K requires projections of future performance to have a reasonable basis. Please tell us why you believe there is a reasonable basis for this hypothetical forecast since you currently forecast that certain projects currently under construction will not be in service and therefore cannot produce the quantity of assumed MWh to be sold at 2014 prices. The same notion would be equally applicable to your less prominent disclosures beginning on page 67.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012, page 88

2. For all periods presented, please revise to include a discussion of the impact of income taxes as well as amounts attributable to the non-controlling interest in your analysis of results of operations.

Other income and expense, page 89

3. Please explain in detail the facts and circumstances surrounding your sale of Puerto Rico tax credits at the Santa Isabel project resulting in a $7.2 million gain. In your response, please address the specific IRC section(s) and how you effected a "sale" of such credits. Please also tell us at what point you recognized the gain and the rationale for classification. An example with journal entries may assist our understanding.

Notes to Combined Financial Statements, page F-15

4. Please tell us what consideration you gave to including disclosure of changes in the balances of each component of accumulated comprehensive income as discussed within ASC 220-10-45-14A and 220-10-55-15.

Note 14. Commitments, Contingencies and Warranties, page F-37

5. You disclose on page F-39 that you entered into warranty settlements with a blade manufacturer related to a blade separation and subsequent shut down of certain turbines at your Ocotillo and Santa Isabel projects, which provided for liquidated damage payments of approximately $13.9 million and $3.4 million for Ocotillo and Santa Isabel, respectively. Please explain the terms of the warranty settlement in further detail. Please address whether the settlement was entitled to compensate you for replacement, lost revenues or something else. Please also address the timing of cash received relative to the total amount expected to be received and actually recognized in your June 30, 2013 statement of operations, and your basis for classifying these amounts within revenues citing relevant literature.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director